UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 8, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

United Continental Holdings, Inc.
File No. 001-06033

United Airlines, Inc.
File No. 001-10323

CF#36513

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United Continental Holdings, Inc. and United Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on July 18, 2018.

Based on representations by United Continental Holdings, Inc. and United Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through October 25, 2022
Exhibit 10.3	through October 25, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary